Country Style Cooking Restaurant Chain Reports Third Quarter 2010 Financial Results
3Q10 Revenues Up 47% YoY to RMB209.2 Million
Net income up 24.2% YoY to RMB21.0 Million
Non-GAAP Net Income up 35% YoY to RMB22.8 Million
Diluted Earnings per ADS of RMB1.00
Non-GAAP Diluted Earnings per ADS of RMB1.09
Chongqing, China, November 17, 2010—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced unaudited financial results for the third quarter of 2010.
Third Quarter 2010 Financial Highlights
•	Revenues in the third quarter of 2010 were RMB209.2 million ($31.3 million), an increase of 46.9% from RMB142.4 million in the same quarter of 2009.
•	Comparable restaurant sales increased 7.8% compared to the same quarter of 2009.
•	Net income was RMB21.0 million ($3.1 million), an increase of 24.2% from RMB16.9 million in the comparable period of 2009. Non-GAAP net income, which excludes share-based compensation expenses of RMB1.8 million, was RMB22.8 million ($3.4 million), an increase of 34.9% from RMB16.9 million in the corresponding period of 2009.
•	Diluted earnings per American depositary share (“ADS”) and non-GAAP diluted earnings per ADS were RMB1.00 ($0.15) and RMB1.09 ($0.16) respectively. Each ADS represents four ordinary shares of the Company.
Ms. Li Hong, chairman and chief executive officer of Country Style Cooking, commented, “We are very pleased with our third quarter financial results and our first quarter reporting as a public company, as we achieved record quarterly revenues and record table turnovers. Our rapid revenue growth and operational performance in the third quarter of 2010 again demonstrate the strength of our business model and our unique competitive position.”
Ms. Li further commented, “Our excellent performance was a direct result of our continued focus on employee training and customer satisfaction. Because of our successful IPO on the New York Stock Exchange, Country Style Cooking is becoming a household name not only in Chongqing and Sichuan, but in other markets where we operate. Our restaurants are gradually replacing the kitchens of many of our customers.”

Mr. Roy Rong, chief financial officer of Country Style Cooking, added, “As demonstrated by our solid financial performance this quarter, we are very excited about the large growth opportunities ahead of us. With our solid cash on hand and growing operating cash flows, we are confident that we have enough capital to execute our expansion plans. We will continue to open new restaurants in our existing markets, while expanding our footprint across China. For the fourth quarter of 2010, we are on track to open more than 16 new restaurants by year-end, and we anticipate mid-to-high single digit comparable restaurant sales growth.”
Third Quarter 2010 Financial Performance
Revenues in the third quarter 2010 increased 46.9% to RMB209.2 million ($31.3 million) from RMB142.4 million in the same period of 2009. The revenue growth was driven by the increase of the number of restaurants, as well the comparable restaurant sales growth. During the quarter, the Company opened 13 new restaurants, bringing the total restaurant count to 114.
Costs of food and paper increased 46.1% to RMB97.3 million ($14.5 million) in the third quarter of 2010 from RMB66.6 million in the same quarter of 2009, primarily as a result of the expansion of the restaurant chain. As a percentage of the revenues, cost of food and paper decreased to 46.5% in the third quarter of 2010 from 46.8% in the third quarter of 2009.
Restaurant wages and related expenses increased 47.5% to RMB32.7 million ($4.9 million) in the third quarter of 2010 from RMB22.2 million in the same quarter of 2009, primarily as a result of the increase in headcount due to the additional restaurant opened. As a percentage of the revenues, restaurant wages and related expenses remained relatively stable at 15.6% in the third quarter of 2010 and 2009.
Restaurant rent expenses increased 65.7% to RMB16.9 million ($2.5 million) in the third quarter of 2010 from RMB10.2 million in the same quarter of 2009, primarily due to the expansion of the restaurant network. As a percentage of the revenues, restaurant rental expenses increased to 8.1% in the third quarter of 2010 from 7.2% in the third quarter of 2009.
Restaurant utility expenses increased 51.5% to RMB13.7 million ($2.0 million) in the third quarter of 2010 from RMB9.0 million in the same quarter of 2009, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses increased to 6.6% in the third quarter of 2010 from 6.4% in the third quarter of 2009.
Pre-opening expenses are expenses incurred prior to restaurant opening. Pre-opening expenses were RMB 1.1 million ($0.2 million) in the third quarter of 2010. Management started to track these expenses during the third quarter of 2010, prior to which these expenses were recorded in other restaurant operating expenses.
Other restaurant operating expenses were RMB7.8 million ($1.2 million) in the third quarter of 2010. As a percentage of the revenues, other restaurant operating expenses were 3.7% in the third quarter of 2010.

Selling, general and administrative (SG&A) expenses increased 186.9% to RMB9.1 million ($1.4 million) in the third quarter of 2010 compared to RMB3.2 million in the same period of 2009, reflecting an increase in administrative staff costs, professional fees, as well as share-based compensation expenses. As a percentage of revenues, SG&A expenses increased to 4.3% in the third quarter 2010 from 2.2% in the same quarter of 2009.
Depreciation expense for the third quarter 2010 amounted to RMB5.8 million ($0.9 million), representing an increase of 96.6% as compared to RMB3.0 million in the same quarter of 2009, primarily attributable to the increase in the total fixed assets as a result of the increase in the number of restaurants. As a percentage of revenues, depreciation expense increased to 2.8% in the third quarter 2010 from 2.1% in the same quarter of 2009.
Income from operation for the third quarter 2010 increased to RMB24.7 million ($3.7 million) from RMB20.5 million in the same period in 2009.
Operating margin in the third quarter of 2010 was 11.8%, compared to 14.4% in the same quarter of 2009. The decrease of the operating margin was mainly attributed to the increase in restaurant rent expense as well as the SG&A expenses discussed above.
Income tax expenses in the third quarter of 2010 were RMB5.4 million ($0.8 million), representing an effective tax rate of 20.4%, increasing from 18.8% in the same period of 2009.
Net income was RMB21.0 million ($3.1 million), an increase of 24.2% from RMB16.9 million in the comparable period of 2009. Non-GAAP net income, which excludes share-based compensation expenses, increased 34.9% to RMB22.8 million ($3.4 million) in the third quarter of 2010, from RMB16.9 million in the prior year’s third quarter.
Diluted earnings per ADS increased to RMB1.00 ($0.15) in the third quarter of 2010 from RMB0.84 in the third quarter of 2009. Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, increased to RMB1.09 ($0.16) in the third quarter of 2010 from RMB0.84 in the third quarter of 2009. The Company had approximately 20.9 million weighted average diluted ADSs outstanding during the quarter ended September 30, 2010.
As of September 30, 2010, the Company had cash and cash equivalents of RMB61.8 million ($9.2 million), compared to RMB70.7 million as of December 31, 2009. Net cash provided by operating activities was RMB77.4 million ($11.6 million) in the nine months ended September 30, 2010, up 57.5% from RMB49.1 million in the nine months ended September 30, 2009.
Initial Public Offering
On September 28, 2010, Country Style Cooking’s ADSs began trading on the New York Stock Exchange under the ticker symbol “CCSC.” With over-allotment option fully exercised, the Company issued 5,750,000 ADSs representing 23,000,000 ordinary shares at a price of $16.50 per ADS and received a total offering gross proceeds of US$94.9 million.

Financial Outlook
The Company estimates that its revenue for the fourth quarter of 2010 will be between RMB203 million and RMB212 million, representing a year over year growth rate of approximately 43% to 49%.
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Definitions
The following definitions apply to these terms are used throughout this release:
Comparable Restaurants are defined as restaurants that were open throughout the periods under comparison.
Exchange Rate
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars were made at the noon buying rate of RMB6.6905 to USD1.00 on September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Conference Call
The Company will host a conference call on Wednesday, November 17, 2010 at 8:00 AM U.S. Eastern Time to discuss third quarter results. Dial-in information for the earnings conference call is as follows:

US/International:	+1-617-614-3925
UK	+44-207-365-8426
Hong Kong:	+852-3002-1672
Passcode:	92561202
A live and archived webcast of the conference call will be available at http://ir.csc100.com
About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: + 86-23-8866-8866
Email: ir@csc100.com
ICR Inc.
Michael Tieu
Phone: +86-10-6583-7509
E-mail: michael.tieu@icrinc.com
William Zima
Phone: +1-203-682-8200
E-mail: william.zima@icrinc.com

Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: Non-GAAP net income and Non-GAAP diluted earnings per ADS, each of which is adjusted from results based on GAAP to exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.
The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding share-based compensation expenses, which may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2010 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets
(Amounts in thousands, except shares)
(Unaudited)

	As of December 31,
	2009	As of September 30, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	70,695	61,849	9,244
Due from related parties	9,012	128	19
Inventories	14,929	22,479	3,360
Prepaid rent	3,857	5,092	761
Prepaid expenses and other current assets	6,902	5,957	890
Deferred income taxes-current	518	518	77

Total current assets	105,913	96,023	14,351
Property and equipment, net	95,961	155,212	23,199
Goodwill	6,286	6,286	940
Deferred income taxes—non current	959	959	143
Deposits for leases—non current	5,949	8,653	1,293

Total assets	215,068	267,133	39,926

Current liabilities:
Account payable	31,306	34,880	5,213
Deferred revenue	1,257	2,374	355
Due to related parties	11,031	320	48
Accrued Payroll	9,889	17,281	2,583
Income tax payable	7,691	7,359	1,100
Dividend payable	3,946	—	—
Deferred rent-current	418	627	94
Prepaid subscription-current	—	1,538	230
Accrued offering expenses	1,900	15,705	2,347
Other liabilities	14,755	15,925	2,379

Total current liabilities	82,193	96,009	14,349
Deferred rent—non current	5,108	7,689	1,149
Prepaid subscription—non current	—	771	115

Total liabilities	87,301	104,469	15,613

Mezzanine Equity:
Series A convertible preferred shares, par value $0.001, 24,000,000 shares issued and outstanding	96,949	—	—
Equity:
Ordinary shares, $0.001 par value, 56,000,000 and 2,000,000,000 authorized, 56,000,000 and 103,032,000 issued and outstanding, respectively	420	736	110
Subscription receivables	—	(592,037)	(88,489)
Additional paid-in capital	5,866	680,755	101,749
Accumulated other comprehensive loss	(2,040)	(2,076)	(310)
Retained earning	26,572	75,286	11,253

Total equity	30,818	162,664	24,313

Total liabilities, mezzanine equity and equity	215,068	267,133	39,926

Condensed Consolidated Statements of Operations
(Amounts in thousands, except shares, per share and per ADS data)
(Unaudited)

	Three months ended September 30
	2009	2010
	RMB	RMB	US$

Revenue—restaurant sales	142,427	209,213	31,270
Costs and expenses:
Food and paper	66,592	97,319	14,546
Restaurant wages and related expenses[1]	22,170	32,704	4,888
Restaurant rent expense	10,198	16,899	2,526
Restaurant utilities expense	9,049	13,711	2,049
Pre-opening expense[2]	—	1,127	168
Other restaurant operating expenses	7,817	7,798	1,166
Selling, general and administrative expenses[1]	3,164	9,078	1,357
Depreciation	2,970	5,838	873

Total operating expenses	121,960	184,474	27,573

Income from operations	20,467	24,739	3,697

Interest income	184	141	21
Foreign exchange loss	—	13	2
Other income	156	1,490	223

Income before income taxes	20,807	26,383	3,943

Income tax expense	(3,908)	(5,387)	(805)

Net income	16,899	20,996	3,138

Basic net income per share	0.21	0.26	0.04
Diluted net income per share	0.21	0.25	0.04
Basic net income per ADS	0.84	1.04	0.16
Diluted net income per ADS	0.84	1.00	0.15
Basic weighted average ordinary shares outstanding	56,000,000	57,533,652	57,533,652

Diluted weighted average ordinary shares outstanding	80,000,000	83,425,655	83,425,655

[1]	Includes share-based compensation expenses of RMB1.8 million ($0.3 million) for the three months ended September 30, 2010.

[2]	Pre-opening expenses are expenses incurred prior to restaurant opening. These expenses were originally recorded in other restaurant operating expenses prior to the third quarter of 2010.

Condensed Consolidated Cash Flow Statements
(Amounts in thousands)
(Unaudited)

	Nine months ended September 30
	2009	2010
	RMB	RMB	US$

Operating activities:
Net income	37,168	48,714	7,281
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	—	149	22
Depreciation	7,438	14,711	2,199
Deferred income taxes	(693)	—	—
Share based compensation	—	3,478	520
Changes in operating assets and liabilities:
Due from related parties	1,576	8,884	1,328
Inventories	(2,363)	(7,550)	(1,128)
Prepaid rent	(1,563)	(1,235)	(185)
Prepaid expense and other current assets	(9,500)	945	141
Deposits for leases	(1,882)	(2,704)	(404)
Accounts payable	9,245	3,574	534
Deferred revenue	1,136	1,117	167
Due to related parties	158	115	17
Accrued payroll	5,466	7,392	1,105
Income taxes payable	1,322	(332)	(50)
Deferred rent	2,479	2,790	417
Other current liabilities	(882)	(2,691)	(401)

Net cash provided by operating activities	49,105	77,357	11,563

Investing activities:
Restaurant and office space capital expenditures	(21,406)	(82,974)	(12,402)
Purchase of restaurant operating assets	(4,548)	—	—

Net cash used in investing activities	(25,954)	(82,974)	(12,402)

Financing activities:
Distribution to Founders	(3,454)	—	—
Dividend paid to Series A convertible preferred shares	—	(3,946)	(590)
Proceeds from exercise (early exercise) of employee stock options	—	2,887	432
Payment of IPO related expenses	—	(2,092)	(313)

Net cash used in financing activities:	(3,454)	(3,151)	(471)

Effect of exchange rate	(3)	(78)	(12)

Net increase (decrease) in cash and cash equivalents	19,694	(8,846)	(1,322)
Cash and cash equivalents, beginning of period	52,378	70,695	10,566

Cash and cash equivalents, end of period	72,072	61,849	9,244

Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures
(Amounts in thousands, except shares, per share and per ADS data)
(Unaudited)

	Three months ended September 30,
	2009	2010
	RMB	RMB	US$

GAAP net income	16,899	20,996	3,138
Share-based compensation expenses:
Restaurant wages and related expenses	—	505	75
Selling, general and administrative expenses	—	1,293	193

Non-GAAP net income	16,899	22,794	3,406

Diluted net income per ADS	0.84	1.00	0.15
Non-GAAP diluted earnings per ADS	0.84	1.09	0.16
Diluted weighted average ADSs outstanding	20,000,000	20,856,414	20,856,414